Todos Medical Limited

1 Hamada Street

Rehovot Israel

August 4, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Todos Medical Limited

Registration Statement on Form F-1

File No. 333-209744

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4 p.m. Eastern Daylight Time on August 8, 2016 or as soon thereafter as is practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Todos Medical Limited

By:	/s/ Rami Zigdon
Name:	Rami Zigdon
Title:	Chief Executive Officer